Exhibit 3.1

GENERAL MOTORS COMPANY
BYLAWS

3.1    Committees of the Board of Directors.

The standing committees of the board shall include the audit committee, the directors and corporate governance committee, the executive compensation committee, the finance committee, the operating risk committee and the public policy committee. The board (but not a committee thereof) may designate additional committees of the board and may prescribe for each committee such powers and authority as may properly be granted to such committees in the management of the business and affairs of the Corporation. The board of directors may establish by resolution, adopted by a majority of the whole board, an administrative committee with the authority and responsibility to act on behalf of the board with regard to matters submitted to the board that, pursuant to any statement of delegation of authority adopted by the board from time to time, do not constitute issues within the sole jurisdiction of the board or any committee thereof and are not otherwise significant.

New Section 3.9:

Operating Risk Committee.
The operating risk committee shall be responsible for assisting the board of directors in its oversight with respect to management’s identification, evaluation and management of the Company’s major operating risk exposures and the Company’s policies and procedures for ensuring vehicle safety, employee health and safety, product quality, cybersecurity, protection of intellectual property, and other mitigation and remediation processes for risks related to operations.

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